UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated January 29, 2014

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 28 January 2014 entitled ‘RESULTS OF SHAREHOLDER MEETINGS’

28 January 2014

RESULTS OF SHAREHOLDER MEETINGS

Vodafone Group Plc (“Vodafone”) announces that the shareholder meetings held earlier today passed the resolutions proposed at both meetings by the requisite majorities.  The resolutions were in respect of the proposed disposal of its US group whose principal asset is its 45% interest in Verizon Wireless, the related acquisition of the outstanding minority stake in Vodafone Italy, the proposed return of value to shareholders, the related consolidation of Vodafone’s ordinary shares and other matters.

Court Meeting

The first meeting, convened in accordance with an order of the Court (the “Court Meeting”), sought approval from Shareholders for the Scheme.

The resolution proposed at the Court Meeting was decided on a poll.

Details of the votes cast are as follows:

	Number of shareholders who voted	Percentage of shareholders who voted (%)	Number of shares voted	Percentage of shares voted	Percentage of relevant shares in issue (%)
Votes For	62,909	99.08%	31,518,854,619	99.61%	65.03%

Votes Against	582	0.92%	122,825,872	0.39%	0.25%

Total	63,491	100%	31,641,680,491	100%	65.28%

Accordingly, the resolution proposed at the Court Meeting was duly passed on a poll vote.

General Meeting

Each of the resolutions proposed at the General Meeting was decided on a poll.

The result of the poll on each resolution is as follows:

	Votes For		Votes Against		Total votes	Percentage of relevant shares in	Votes
Resolution	No. of votes	%	No. of votes	%	validly cast	issue (%)	Withheld

1. To approve the Verizon Wireless Transaction and the Vodafone Italy Transaction	33,146,293,502	99.76	79,975,486	0.24	33,226,268,988	68.55%	18,791,958
2. To approve the New Articles of Association, the Capital Reductions, the Return of Value and the Share Consolidation and certain related matters pursuant to the Scheme	33,022,434,287	99.42	191,230,173	0.58	33,213,664,460	68.53%	30,633,322
3. To authorise the Company to purchase its own shares	33,152,851,430	99.79	69,827,892	0.21	33,222,679,322	68.55%	22,560,361
4. To authorise the Directors to take all necessary and appropriate actions in relation to Resolutions 1-3	33,028,237,699	99.43	187,709,958	0.57	33,215,947,657	68.53%	26,985,305

The number of ordinary shares in issue on 26 January 2014 (excluding shares held in Treasury) was 48,466,760,721.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Accordingly, Resolution 1 was duly passed on a poll vote as an ordinary resolution and Resolutions 2-4 were duly passed on poll votes as special resolutions.

A copy of the resolutions passed at the General Meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at: morningstar.co.uk/uk/NSM.

Next steps

The Transactions and the Return of Value remain subject to customary closing conditions, including approval by Verizon shareholders which is expected to be obtained later today, and sanction by the Court of the Scheme and the associated Capital Reductions. The Transactions and the Return of Value are expected to complete on or around 21 February 2014. Further details of the Transactions, the Return of Value and the Share Consolidation, and of the expected timetable of events leading to their completion, are set out in the Circular.

If the Scheme becomes effective, it will be binding on all Vodafone shareholders, whether or not they attended or voted in favour of the Scheme and the resolutions at the Court Meeting and General Meeting.

Expected timetable of principal events:

Event	Time / Date

Completion of the Transactions	21 February 2014
Share consolidation and commencement of trading in New Ordinary Shares	8.00 a.m. on 24 February 2014
Verizon shares issued to shareholders	From 08.00 a.m. on 24 February 2014
Payment of cash entitlements under the Return of Value	4 March 2014

Certain information contained in this announcement constitutes “forward-looking statements,” which can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “anticipate”, “project”, “estimate”, “intend”, “continue,” “target” or “believe” (or the negatives thereof) or other variations thereon or comparable terminology. Such statements express the intentions, opinions, or current expectations of Vodafone with respect to possible future events and are based on current plans, estimates and forecasts which Vodafone has made to the best of its knowledge but which do not claim to be correct in the future. Due to various risks and uncertainties, actual events or results or actual performance of the Company may differ materially from those reflected or contemplated in such forward-looking statements. No assurances can be given that the forward-looking statements in this announcement will be realised. As a result, recipients should not rely on such forward-looking statements. Subject to compliance with applicable law and regulations, Vodafone undertakes no obligation to update these forward-looking statements. No representation or warranty is made as to the achievement or reasonableness of such forward-looking statements. No statement in this announcement is intended to be nor may be construed as a profit forecast.

Enquiries:

Vodafone Group

Investor Relations

Tel: +44 (0) 7919 990 230

Media Relations

Tel: +44 (0) 1635 664 444

All terms not defined in this announcement shall have the meaning given to them in the announcement on 2 September 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	January 29, 2014	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary